UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 8

TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

Gehl Company

(Name of Subject Company)

Gehl Company

(Names of Person(s) Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 8 to Schedule 14D-9 (this “Amendment No. 8”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule 14D-9 (the “Schedule 14D-9”). This Amendment No. 8 and the Schedule 14D-9 relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions disclosed in the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO (the “Schedule TO”) and as set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 8 is being filed by the Company to amend and supplement Item 8 of the Schedule 14D-9. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 is amended and supplemented by inserting the following material immediately after the final paragraph under the heading entitled “Antitrust.”

“On September 17, 2008, Parent and Purchaser filed a notification with respect to the Offer and the Merger with the German Federal Cartel Office in accordance with the German Act against Restraints of Competition. On October 17, 2008, the FCO notified Parent and Purchaser that it had concluded its review of the transactions and provided clearance to proceed with the Offer and the Merger. Accordingly, the condition to the Offer that any consents, approvals and filings required by the FCO in respect of the transactions contemplated by the Merger Agreement shall have been obtained or made and any applicable waiting periods have expired or been terminated has been satisfied.

With the expiration of the waiting period under the HSR Act at 11:59 p.m., New York City time, on October 3, 2008 and having received the consent of the FCO on October 17, 2008, all of the conditions to the Offer with respect to antitrust approvals have been satisfied. The Offer remains subject to the satisfaction of all other closing conditions, including the Minimum Tender Condition.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2008

GEHL COMPANY

By:	/s/ Michael J. Mulcahy
Michael J. Mulcahy
Vice President, Secretary and General Counsel